

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

MAIL STOP 4561

January 24, 2008

Paula Mathews, Executive Vice President
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694

> **Re:** **Strategic Storage Trust, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **File No. 333-146959**
> **Filed December 21, 2007**

Dear Ms. Mathews:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation to Our Advisor and its Affiliates, page 10

1.   We note the revised disclosure here using a leverage policy of 35%. Considering your disclosed policy is "less than 50%," please revise to clarify your decision to use 35% as the leverage basis.

Management, page 56

2.   We note your response to comment 26 and the revised disclosure on page 58 that if your independent directors determine the advisor's performance is unsatisfactory or compensation unreasonable then they can take "actions" under

those circumstances. Please revise to clarify what actions they would be able to take considering the terms of the advisory agreement and your charter.

Employee and Director Long-Term Incentive Plan, page 62

3.	We note you response to comment 28, which states that the incentive plan will provide incentives to individuals who are able to improve your operations and increase profits. Considering that the advisor is responsible for your day-to-day operations, it appears that the incentive fee will compensate these individuals for services provided to the advisor rather than services provided directly to your company. Please revise the disclosure under this heading to clarify this point. Also, revise the management compensation table on page 71 to include the incentive fees as fees paid to employees and directors of the advisor. Alternatively, please revise the disclosure under this heading to describe the specific services that these individuals provide for Strategic Storage Trust as opposed the advisor.

The Advisory Agreement, page 67

4.	Refer to the discussion of termination on page 68. Please revise to disclose that you will be required to pay the advisor substantial fees in the event of termination.

Distribution Policy, page 120

5.	We note your response to comment 40 and the revised disclosure that you expect to have sufficient cash flows by the first quarter after your first acquisition. We further note the supplemental response that the board will only be able to determine the sufficiency of cash flow when it makes the determination to pay a distribution. Considering you have an expectation of sufficient cash flows, please revise to discuss how you will determine that cash flows will be sufficient.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the

Paula Mathews, Executive Vice President
Strategic Storage Trust, Inc.
January 24, 2008
Page 3

registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Wilson Lee at (202) 551-3468 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Howard Hirsch (via facsimile)